

September 4, 2014

Via E-Mail
Mr. Daniel de Liege
Chief Executive Officer
Alliance Media Group Holdings, Inc.
400 North Congress Avenue
Suite 130
West Palm Beach, FL 33401

> **Re: Alliance Media group Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed May 19, 2014**
> **File No. 000-54942**

Dear Mr. De Liege:

We have reviewed your letter dated August 5, 2014, in response to the Staff's letter dated July 16, 2014 and have the following additional comments. Please revise your disclosure in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2013
Note 6 – Investment in Carbolosic

1. We note from the footnotes to your financial statements included in your Form 10-Q for the period ended June 30, 2014 that you monitor investments in non-consolidated affiliates for impairment at least annually and make appropriate reductions in the carrying value if you determine that an impairment charge is required based on qualitative and quantitative information. In this regard, please tell us what consideration you have given to potential impairment of your investment in Carbolosic in light of the ongoing losses associated with this investment since acquisition, and explain why you believe the license for CTS technology is recoverable and has future economic value at June 30, 2014. Please provide us with your analysis which supports the basis for your conclusions. As part of your response, please include key assumptions used, your basis for those assumptions, and when it was performed. Please note that to the extent you have assumed certain future cash flows generated from this patent, please provide us with factual evidence that supports these assumptions, and if actual results have not matched assumptions explain why. If after further consideration, you determine that your investment is no longer recoverable, you should revise your financial statements accordingly. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief